Orbis
Grupa Hotelowa

Warsaw, 2010-06-22

United States Securities
and Exchange Commission
Washington D.C. 20549
USA



OSA/AH-1/67/2010

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.accorhotels.com

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current reports no. 16/2010, 17/2010, 18/2010.

Best regards

Ireneusz Węgłowski

Vice-President


SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2010
WASH, D.C.
196
SECTION

82 - 5025



Current report no. 16/2010
June 15, 2010

Subject: Resolutions adopted by the Annual General Meeting of Shareholders on June 15, 2010, and the results of voting.

"Orbis" S.A. with its registered address in Warsaw, at 16, Bracka street, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, acting pursuant to § 38.1.7 of the Regulation of the Minister of Finance on current and periodic information published by issuers of securities and the conditions for regarding information required by the law of a non-member state as equivalent hereby publishes the text of Resolutions adopted by the Annual General Meeting of "Orbis" S.A. Shareholders on June 15, 2010, as well as the number of shares carrying votes, which were validly cast during voting on each of these resolutions, the percentage ratio of these shares to the total number of shares in the share capital, the total number of valid votes, including the number of votes cast in favor of and against the given resolution and the number of abstaining votes.

(Item 1 of the agenda)

Resolution No. 1

concerning election of the Chairman

Acting pursuant to Article 409 § 1 of the Code of Commercial Companies and Partnerships and § 5 of the By-Laws of the General Meeting of Shareholders, the General Meeting hereby elects Andrzej Leganowicz as the Chairman of the General Meeting of Shareholders.

- The number of shares voting on this resolution by way of secret ballot amounted to 32,972,182 shares, which accounts for 71.5588607663 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution by way of secret ballot amounted to 32,972,182 votes, of which 32,972,182 votes were cast in favor of the resolution; no votes were cast against it or abstained from voting

(Item 3 of the agenda)

Considering that there were no candidates for members of the Ballot Counting Committee, Andrzej Leganowicz acting as an attorney-in-fact for the shareholder, Lesław Skasko, put forward the motion not to elect the Ballot Counting Committee.
The Chairman of the General Meeting of Shareholders announced voting on the motion not to elect the Ballot Counting Committee.
The Chairman of the General Meeting of Shareholders announced that:

- The number of shares voting on this resolution in an open voting amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution in an open voting amounted to 32,972,181 votes, of which 32,972,181 votes were cast in favor of the resolution; no votes were cast against it or abstained from voting
- Accordingly, the motion was accepted and Resolution No. 2 concerns voting on this motion.

(Item 4 of the agenda)

Resolution No. 3

concerning adoption of the agenda

The General Meeting of Shareholders hereby adopts the following agenda:

1. Opening of the General Meeting of Shareholders and election of its Chairperson.
2. Confirming that the General Meeting of Shareholders has been properly convened and is capable of adopting valid resolutions.
3. Election of the ballot counting committee upon request of shareholders.
4. Adopting the agenda for the meeting.
5. Presentation of written reports of the Supervisory Board on the results of its evaluation of:
   a) financial statements of "Orbis" S.A. for the financial year 2009 and the Directors' report as well as the motion of the Management Board concerning the distribution of profit for the year 2009,
   b) consolidated financial statements of the "Orbis" Group for the financial year 2009 and the Directors' report.
6. Presentation of the concise evaluation of the corporate standing of the Company prepared by the Supervisory Board.
7. Examination and approval of the Directors' report on the operations of "Orbis" S.A. for the financial year 2009.
8. Examination and approval of the financial statements of "Orbis" S.A. for the financial year 2009.
9. Adopting a resolution concerning distribution of profit for the financial year 2009.
10. Adopting a resolution concerning examination and approval of the consolidated financial statements of the "Orbis" Group and the Directors' report on the operations of the "Orbis" Group for the financial year 2009.
11. Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year 2009.
12. Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year 2009.
13. Adopting a resolution concerning acknowledgement of information on the result of elections of three members of the Supervisory Board for the Board's 8th tenure by the Company employees, which is binding upon the General Meeting of Shareholders.
14. Adopting resolutions concerning appointment of members of the Supervisory Board for the Board's 8th tenure.

- The number of shares voting on this resolution in an open voting amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution in an open voting amounted to 32,972,181 votes, of which 32,972,181 votes were cast in favor of the resolution; no votes were cast against it or abstained from voting

(Item 7 of the agenda)

Resolution No. 4

concerning approval of the Directors' report on the operations of "Orbis" S.A.
for the financial year 2009

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§ 1

Following its examination, the Directors' Report on the Operations of the Company for the financial year 2009 is hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution in an open voting amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution in an open voting amounted to 32,972,181 votes, of which 32,972,181 votes were cast in favor of the resolution; no votes were cast against it or abstained from voting

(Item 8 of the agenda)

Resolution No. 5

concerning approval of the financial statements of "Orbis" S.A.
for the financial year 2009

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§ 1

Following their examination, the financial statements of the Company for the financial year 2009, including:

1) statement of financial position prepared as at December 31, 2009, showing total assets and total liabilities plus equity of **PLN 2,259,029 thousand**,
2) income statement for the period from January 1, 2009, until December 31, 2009, disclosing a net profit of **PLN 13,407 thousand**,
3) statement of cash flows for the period running from January 1, 2009 until December 31, 2009, showing a decrease in cash and cash equivalents by **PLN 14,120 thousand**,
4) statement of changes in shareholders' equity for the period running from January 1, 2009 until December 31, 2009 showing an increase in shareholders' equity by **PLN 13,407 thousand**,
5) notes and explanations,

are hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution in an open voting amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution in an open voting amounted to 32,972,181 votes, of which 32,972,181 votes were cast in favor of the resolution; no votes were cast against it or abstained from voting

(Item 9 of the agenda)

Resolution No. 6

concerning distribution of net profit generated in the financial year 2009

Acting pursuant to Article 395 § 2 point 2 and Article 347 § 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 2, § 35 section 1 point 5 of the Company's Statutes, it is hereby resolved as follows:

§ 1

The net profit generated during the financial year 2009 amounting to PLN 13,406,895.49 /thirteen million four hundred and six thousand eight hundred and ninety five polish Zloty, forty nine Polish Grosze/ shall be retained in the Company as retained earnings earmarked for statutory purposes.

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution in an open voting amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution in an open voting amounted to 32,972,181 votes, of which 32,972,181 votes were cast in favor of the resolution; no votes were cast against it or abstained from voting

(Item 10 of the agenda)

Resolution No. 7

concerning approval of the consolidated financial statements of the "Orbis" Group
and the Directors' Report on the Operations of the "Orbis" Group
for the financial year 2009

Acting pursuant to Article 395 § 5 of the Code of Commercial Companies and Partnerships and Article 63c section 4 of the Polish Accounting Act of September 29, 1994, (published in the Official Journal of Laws „Dz.U." 2009, No 152, item 1223, as further amended), it is hereby resolved as follows:

§ 1

Following their examination, the consolidated financial statements of the "Orbis" Group for the financial year 2009, including:

1) statement of financial position prepared as at December 31, 2009, showing total assets and total liabilities plus equity of **PLN 2,355,477 thousand**,
2) income statement for the period from January 1, 2009, until December 31, 2009, disclosing a net loss of **PLN 6,061 thousand**,
3) statement of cash flows for the period running from January 1, 2009 until December 31, 2009, showing a net decrease in cash and cash equivalents by **PLN 4,308 thousand**,
4) statement of changes in shareholders' equity for the period running from January 1, 2009 until December 31, 2009 showing a decrease in shareholders' equity by **PLN 5.979 thousand**,
5) notes and explanations,

are hereby approved.

§ 2

Following its examination, the Directors' Report on the Operations of the "Orbis" Group for the financial year 2009 is hereby approved.

§ 3

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution in an open voting amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution in an open voting amounted to 32,972,181 votes, of which 32,972,181 votes were cast in favor of the resolution; no votes were cast against it or abstained from voting

(Item 11 of the agenda)

Resolution No. 8

concerning granting a vote of discharge to members of the Management Board
in respect of performance of their duties as members of the Board
in the financial year ended December 31, 2009

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§ 1

The following members of the Management Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2009:

1. Jean Philippe Savoye - for the period from January 1, 2009, till December 31, 2009,
2. Ireneusz Andrzej Węgłowski - for the period from January 1, 2009, till December 31, 2009,
3. Yannick Yvon Rouvrais - for the period from January 1, 2009, till December 31, 2009,
4. Marcin Wit Szewczykowski - for the period from January 1, 2009, till December 31, 2009.

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution by way of secret ballot amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution by way of secret ballot amounted to 32,972,181 votes, of which 32,972,181 votes were cast in favor of the resolution; no votes were cast against it or abstained from voting

(Item 12 of the agenda)

Resolution No. 9

concerning granting a vote of discharge to members of the Supervisory Board
in respect of performance of their duties as members of the Board
in the financial year ended December 31, 2009

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§ 1

The following members of the Supervisory Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2009:

1. Claude Moscheni - for the period from January 1, 2009, till December 31, 2009,
2. Jacek Kseń - for the period from January 1, 2009, till December 31, 2009,
3. Erez Boniel - for the period from January 1, 2009, till December 31, 2009,
4. Elżbieta Czakiert - for the period from January 1, 2009, till December 31, 2009,
5. Michael Flaxman - for the period from January 1, 2009, till June 8, 2009,
6. Artur Gabor - for the period from January 1, 2009, till December 31, 2009,
7. Christophe Guillemot - for the period from January 1, 2009, till June 12, 2009,
8. Christian Karaoglanian - for the period from January 1, 2009, till December 31, 2009,
9. Andrzej Procajło - for the period from January 1, 2009, till December 31, 2009,
10. Jarosław Szymański - for the period from January 1, 2009, till December 31, 2009,
11. Marc Vieilledent - for the period from June 15, 2009, till December 31, 2009,
12. Yann Caillère - for the period from June 15, 2009, till December 31, 2009,

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution by way of secret ballot amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution by way of secret ballot amounted to 32,972,181 votes, of which 32,972,181 votes were cast in favor of the resolution; no votes were cast against it or abstained from voting

(Item 13 of the agenda)

Resolution No. 10

concerning acknowledgement of information on the results of elections of three members of the Supervisory Board for the Board's 8th tenure by the Company employees, which is binding upon the General Meeting of Shareholders

Acting pursuant to § 16 section 3 second sentence of the Company's Statutes, it is hereby resolved as follows:

§ 1

The General Meeting of „Orbis" S.A. Shareholders hereby acknowledges the report of the Central Electoral Committee on the outcome of elections of employee representatives to „Orbis" S.A. Supervisory Board for the Board's 8th tenure, as a result of which the following persons were elected as members of the Supervisory Board for the Board's 8th tenure pursuant to § 16 section 2 and 3 of „Orbis" S.A. Statutes:

1. Andrzej Procajło
2. Jarosław Szymański
3. Andrzej Przytuła.

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution by way of secret ballot (announced upon the motion of Andrzej Leganowicz acting as an attorney-in-fact for the shareholder, Lesław Skasko) amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution by way of secret ballot amounted to 32,972,181 votes, of which 28,572,181 votes were cast in favor of the resolution, no votes were cast against it and 4,400,000 votes abstained from voting

(Item 14 of the agenda)

Resolution No. 11

concerning appointment by the General Meeting of Shareholders of Claude Moscheni as Member of the Supervisory Board for the Board's 8th tenure

§ 1

Acting pursuant to Article 385 § 1 f the Code of Commercial Companies and Partnerships and § 16 section 2 of the Company's Statutes, the General Meeting of Shareholders hereby appoints Claude Moscheni as Member of the Supervisory Board for the Board's 8th tenure.

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution by way of secret ballot amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution by way of secret ballot amounted to 32,972,181 votes, of which 23,538,244 votes were cast in favor of the resolution, 37,013 votes were cast against it and 9,396,924 votes abstained from voting

(Item 14 of the agenda)

Resolution No. 12

concerning appointment by the General Meeting of Shareholders
of Jacek Kseń as Member of the Supervisory Board for the Board's 8th tenure

§ 1

Acting pursuant to Article 385 § 1 f the Code of Commercial Companies and Partnerships and § 16 section 2 of the Company's Statutes, the General Meeting of Shareholders hereby appoints Jacek Kseń as Member of the Supervisory Board for the Board's 8th tenure.

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution by way of secret ballot amounted to 28,572,181 shares, which accounts for 62.0096274480 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution by way of secret ballot amounted to 28,572,181 votes, of which 28,518,244 votes were cast in favor of the resolution, 37,013 votes were cast against it and 16,924 votes abstained from voting

(Item 14 of the agenda)

Resolution No. 13

concerning appointment by the General Meeting of Shareholders
of Erez Boniel as Member of the Supervisory Board for the Board's 8th tenure

§ 1

Acting pursuant to Article 385 § 1 f the Code of Commercial Companies and Partnerships and § 16 section 2 of the Company's Statutes, the General Meeting of Shareholders hereby appoints Erez Boniel as Member of the Supervisory Board for the Board's 8th tenure.

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution by way of secret ballot amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution by way of secret ballot amounted to 32,972,181 votes, of which 23,538,244 votes were cast in favor of the resolution, 37,013 votes were cast against it and 9,396,924 votes abstained from voting

(Item 14 of the agenda)

Resolution No. 14

concerning appointment by the General Meeting of Shareholders
of Artur Gabor as Member of the Supervisory Board for the Board's 8th tenure

§ 1

Acting pursuant to Article 385 § 1 f the Code of Commercial Companies and Partnerships and § 16 section 2 of the Company's Statutes, the General Meeting of Shareholders hereby appoints Artur Gabor as Member of the Supervisory Board for the Board's 8th tenure.

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution by way of secret ballot amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution by way of secret ballot amounted to 32,972,181 votes, of which 32,918,244 votes were cast in favor of the resolution, 37,013 votes were cast against it and 16,924 votes abstained from voting

(Item 14 of the agenda)

Resolution No. 15

concerning appointment by the General Meeting of Shareholders
of Christian Karaoglanian as Member of the Supervisory Board for the Board's 8th tenure

§ 1

Acting pursuant to Article 385 § 1 f the Code of Commercial Companies and Partnerships and § 16 section 2 of the Company's Statutes, the General Meeting of Shareholders hereby appoints Christian Karaoglanian as Member of the Supervisory Board for the Board's 8th tenure.

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution by way of secret ballot amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution by way of secret ballot amounted to 32,972,181 votes, of which 23,538,244 votes were cast in favor of the resolution, 37,013 votes were cast against it and 9,396,924 votes abstained from voting

(Item 14 of the agenda)

Resolution No. 16

concerning appointment by the General Meeting of Shareholders
of Marc Vieilledent as Member of the Supervisory Board for the Board's 8th tenure

§ 1

Acting pursuant to Article 385 § 1 f the Code of Commercial Companies and Partnerships and § 16 section 2 of the Company's Statutes, the General Meeting of Shareholders hereby appoints Marc Vieilledent as Member of the Supervisory Board for the Board's 8th tenure.

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution by way of secret ballot amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution by way of secret ballot amounted to 32,972,181 votes, of which 23,538,244 votes were cast in favor of the resolution, 37,013 votes were cast against it and 9,396,924 votes abstained from voting

(Item 14 of the agenda)

Resolution No. 17

concerning appointment by the General Meeting of Shareholders
of Yann Caillère as Member of the Supervisory Board for the Board's 8th tenure

§ 1

Acting pursuant to Article 385 § 1 f the Code of Commercial Companies and Partnerships and § 16 section 2 of the Company's Statutes, the General Meeting of Shareholders hereby appoints Yann Caillère as Member of the Supervisory Board for the Board's 8th tenure.

§ 2

The Resolution shall come into force upon its adoption.

- The number of shares voting on this resolution by way of secret ballot amounted to 32,972,181 shares, which accounts for 71.5588585960 % of "Orbis" S.A. share capital
- The total number of valid votes cast during voting on this resolution by way of secret ballot amounted to 32,972,181 votes, of which 23,538,244 votes were cast in favor of the resolution, 37,013 votes were cast against it and 9,396,924 votes abstained from voting

82 - 5025

Current report no 17/2010
June 15, 2010

Subject: Appointment of supervising persons

Management Board of "Orbis" S.A., with its registered address in Warsaw at 16 Bracka street, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby submits, as required pursuant to § 28 of the Regulation of the Minister of Finance on current and periodic information to be published by issuers of securities as well as conditions for recognizing as equivalent information required by the laws of a non-member state, information on members of the supervisory board appointed on June 15, 2010 to serve on the Supervisory Board of "Orbis" S.A. of the eight tenure: Erez Boniel, Yann Caillère, Artur Gabor, Christian Karaoglanian, Jacek Kseń, Claude Moscheni, Andrzej Procajło, Andrzej Przytuła, Jarosław Szymański, Marc Vieilledent.

EREZ BONIEL

1) Date of appointment of the person supervising the issuer:
   June 15, 2010

2) Name, last name of the person appointed to supervise the issuer:
   Erez Boniel

3) Function to be exercised in the issuer's business:
   Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
   Mr. Erez Boniel (44) has been Finance Director of GTC S.A. since 1997, he holds a C.P.A. title and a B.A. degree in economics and accounting. Mr. Boniel completed the MBA program with honors, worked as auditor in an audit firm Barak & Co. from 1990 to 1993 and, subsequently, as financial controller in Reynolds Construction Company from 1993 to 1996.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:
   Member of the Management Board of GTC S.A.. Not involved in any activity competitive towards Orbis' business.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
   N/A

YANN CAILLÈRE

1) Date of appointment of the person supervising the issuer:
   June 15, 2010

2) Name, last name of the person appointed to supervise the issuer:
   Yann Caillère

3) Function to be exercised in the issuer's business:
   Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
   A graduate of the Thonon-les-Bains École Hôtelière, Yann Caillère began his career in the international arena, before joining Pullman (Frantel, then Société Française des Wagons Lits). In 1995, he joined Disneyland Resort Paris, as Executive Vice President, Luxury Hotels and Conventions, moving on to become Chief Operating Officer, then Chief Executive Officer. In October 2004, he joined the Louvre Hôtels Group as Chief Executive Officer.
   Mr. Caillère joined Accor in January 2006 as Chief Operating Officer, Hotels France, Southern Europe, Africa and Middle East, and CEO for Sofitel Worlwide. He was also named to the Executive Committee.
   As of May 11, 2009, he is Vice Executive President responsible for Accor Hospitality Europe, the Middle East and Africa, Sofitel Worldwide, and in charge of Hotel Design and Construction Worldwide.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:
   Cf: point 4 above.
   Does not pursue any competitive activity.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
   N/A

ARTUR GABOR

1) Date of appointment of the person supervising the issuer:
   June 15, 2010

2 Name, last name of the person appointed to supervise the issuer:
   Artur Gabor

3) Function to be exercised in the issuer's business:
   Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
   Education:
   Warsaw University (Faculty of Law, M.A., 1985)
   University College London (Department of Economics, 1979-1980)

   Foreign languages:
   English (very good), Russian (very good), French (good)

   Present employment:
   Gabor&Gabor (business consulting), partner

   Professional experience:

2005-2006	IBM Poland, Business Consulting Services, Financial Sector Director
1998-2004	General Electric Capital, (Development Director, Central Europe, Russia)
1994-1997	Credit Lyonnais Investment Banking Group (Managing Director, Poland)
1990-1994	Warszawska Grupa Konsultingowa (Partner)
1987-1990	CHZ Paged (Head of Market Development Department)
1986-1987	Polish Academy of Sciences, Institute of Economic Sciences (Assistant)

   Membership in business organizations

2003- 2004	American Chamber of Commerce (Member of the Management Board)
2005-	American Chamber of Commerce (Member of the Standing Advisory Council)
2006-	Polish Directors' Institute (Member of the Independent Supervisory Board Members Corps PID)

   Positions on supervisory boards:

2004-2005	Chairman of the Supervisory Board of Getin Bank S.A.
2004-2005	Member of the Supervisory Board of Getin Holding S.A.
2001-2004	Vice-Chairman of the Supervisory Board of GE Capital Bank S.A.,
2001-2004	Member of the Supervisory Board of GE Bank Mieszkaniowy S.A.
2004-2007	Vice-Chairman of the Supervisory Board of Energomontaż Północ S.A.
2006-2007	Member of the Supervisory Board of Polmos Lublin S.A
2007-	Vice-Chairman of the Supervisory Board of Energopol Katowice S.A.
2008-	Chairman of the Supervisory Board of Grupa Lew
2009-2010	Vice-Chairman of the Supervisory Board of Sfinks S.A.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:
   I hereby declare that I am not involved in any activities competitive towards the activities of the issuer.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
   I hereby declare that I am not entered in the Insolvent Debtors Register.

CHRISTIAN KARAOGLANIAN

1) Date of appointment of the person supervising the issuer:
   June 15, 2010

2) Name, last name of the person appointed to supervise the issuer:
   Christian Karaoglanian

3) Function to be exercised in the issuer's business:
   Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
   Since 1995, responsible for the development and management of assets of the Accor Group's hotel networks. Presently, Chief Development Officer for Accor hotels worldwide – together with a team of 50 development employees, Mr. Karaoglanian is responsible for implementation of the company's development policy through internal growth and take-overs on five continents of the world. Christian Karaoglanian joined the Accor Group in 1976, and became involved in the Group's hotel business in 1984 when he accepted the task of managing its development in the Middle East and Asia. In 1987-1994 he was responsible for the development in Europe. Christian Karaoglanian was born in 1951 in Paris. He completed his university education with a master degree in economics conferred by Institute d'Etudes Politiques de Paris (IEP). He is a member of the Accor Investment Board.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:
   Presently, Christian Karaoglanian is Development and Strategy Advisor of the President of the Management Board of the Accor Group. This activity is not competitive, Mr. Karaoglanian is not a member of a governing body of any competitive company.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
   Not applicable

JACEK KSEŃ

1) Date of appointment of the person supervising the issuer:
   June 10, 2010

2) Name, last name of the person appointed to supervise the issuer:
   Jacek Kseń

3) Function to be exercised in the issuer's business:
   Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

EDUCATION:

1977	Ph.D. for a thesis on international financial markets Higher School of Planning and Statistics (presently Warsaw School of Economics)
1972	Faculty of International Commerce Poznań School of Economics

PROFESSIONAL EXPERIENCE

- presently, own business – consulting company Jacek Kseń Consulting

and

- membership in supervisory boards

* Chairman of the Supervisory Board of Sygnity S.A.

* Chairman of the Supervisory Board of WSIP

* Vice-Chairman of the Supervisory Board of ORBIS S.A.

2001 – April 2007	Bank Zachodni WBK S.A. President of the Management Board
1996 - 2001	Wielkopolski Bank Kredytowy S.A. President of the Management Board
1990 - 1996	Caisse National de Credit Agricole in Paris Member of top management in charge of foreign currency cash market
1984 – 1990	Lyonnaise de Banque in Paris Vice-Director of the Bank, supervising transactions on international financial markets
1978 – 1984	Bank Polska Kasa Opieki S.A. in Paris Vice-Director of Foreign Currency Department and Attorney-in-Fact for the Bank
1975 – 1978	Bank Handlowy w Warszawie Foreign currency market operator

Former experience in Supervisory Boards:

- Chairman of the Supervisory Board of Dom Maklerski BZWBK S.A. (1996 – 2007)
- Member of the Supervisory Board of Commercial Union PTE BPH CU WBK (2001-2007)
- Chairman of the Supervisory Board of Asset Management I TFI Arka (2007-2009)
- Member of the Supervisory Board of MCI Management (2007-2008)
- Chairman of the Supervisory Board of PLL LOT (2008-2009)
- Vice-Chairman of the Supervisory Board of PBG (2007-2010)

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:
Not applicable

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
   Not filled in.

CLAUDE MOSCHENI

1) Date of appointment of the person supervising the issuer:
   June 15, 2010

2) Name, last name of the person appointed to supervise the issuer:
   Claude Moscheni

3) Function to be exercised in the issuer's business:
   Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
   Education:
   Ecole Hoteliere in Toulouse (France)
   Qualifications, positions held previously and work experience:
   Claude Moscheni was responsible for the Accor Group's Business & Leisure Hotels, he was also the Chairman of the Supervisory Board of Pannonia Hotels SA in Hungary.
   Mr. Moscheni joined the Accor Group in 1970 and was responsible, among others, for hotel openings and, successively, for the region of the Middle East, US and Europe – served as Chief Executive Officer, Business & Leisure Hotels.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:
   Not applicable

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
   Not applicable

ANDRZEJ PROCAJŁO

1) Date of appointment of the person supervising the issuer:
   June 15, 2010

2) Name, last name of the person appointed to supervise the issuer:
   Andrzej Procajło

3) Function to be exercised in the issuer's business:
   Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
Secondary technical education, head of the technical unit of Novotel Centrum Warszawa, presently holds a position with the trade union (Chairman of NSZZ „Solidarność"). Employed in Orbis since 1980 (December).

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:
Not applicable

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
Not applicable

ANDRZEJ PRZYTUŁA

1) Date of appointment of the person supervising the issuer:
June 15, 2010

2) Name, last name of the person appointed to supervise the issuer:
Andrzej Przytuła

3) Function to be exercised in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
Vocational catering school, general secondary school. Completed accounting and bookkeeping course. Trainings in economy, finance and labor law.
Mr. Przytuła has worked for Orbis since 1967 (with a break) as a waiter, master waiter and barman - completed a barman course.
Mr. Przytuła ran and managed his own food&beverage establishment.
He has altogether worked 29 years for Orbis.
From 1998 to 2008 he held a position of Chairman of the Inter-Departmental Trade Union NSZZ Orbis S.A. Hotels in Wrocław.
Mr. Przytuła has served as Vice-Chairman of the Departmental Trade Union NSZZ Solidarność in Orbis S.A. since 2008.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:
Not applicable

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
Not applicable

JAROSŁAW SZYMAŃSKI

1) Date of appointment of the person supervising the issuer:
June 15, 2010

2) Name, last name of the person appointed to supervise the issuer:
Jarosław Szymański

3) Function to be exercised in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
Secondary education, has worked in the Polonez Hotel since July 1987, initially in the technical department and, since January 1995 as head of an independent administrative&management unit.
Member of the Accor European Works Council since 2008.
Chairman of the Trade Union NSZZ Solidarność in Orbis S.A. and Vice-Chairman of the National Hotel, F&B and Tourism Section of NSZZ Solidarność.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:
Not applicable

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
Not applicable

MARC VIEILLEDENT

1) Date of appointment of the person supervising the issuer:
June 15, 2010

2) Name, last name of the person appointed to supervise the issuer:
Marc VIEILLEDENT

3) Function to be exercised in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

1989	Graduated Ecole Supérieure de Commerce de Paris (business school)
1995	Graduated Expert Comptable (Certified Accountant)
1990 - 1997	Various positions with the accounting firm Price Waterhouse up to Manager level in France and in the US
1997 - 2000	Accor – VP Business Planning
2000 - 2003	Accor – VP Group Controller
2003 - 2007	Accor – SVP Corporate Finance
2008 - 2010	Accor – SVP Corporate Finance and Real Estate – member of Group Investment Committee
May 2010	Accor – Director for Strategy, Asset Management, Mergers & Acquisitions

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:
Cf: point 4 above.
Not involved in any competitive activity.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
N/A

82-5025

Current report no. 18/2010
June 21, 2010

Subject: List of shareholders holding at least 5% of the total number of votes at the Annual General Meeting of Orbis S.A. Shareholders held on June 15, 2010.

"Orbis" S.A. with its registered address in Warsaw, at 16, Bracka Street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that that the following shareholders held at least 5% of the total number of votes at the Annual General Meeting of Orbis S.A. Shareholders held on June 15, 2010:

1) ACCOR S.A., which represented 20,739,259 votes out of the aggregate number of 32,972,182 votes represented at the above mentioned General Meeting.

The number of 20,739,259 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 62.899262% of the total number of 32,972,182 votes represented at the said Meeting.

The number of 20,739,259 votes represented by ACCOR S.A. at this General Meeting accounted for 45.009995% of the total number of 46,077,008 votes carried by all shares issued by "Orbis" S.A.

2) AVIVA OTWARTY FUNDUSZ EMERYTALNY AVIVA BZ WBK, which represented 4,400,000 votes out of the aggregate number of 32,972,182 votes represented at the above mentioned General Meeting.

The number of 4,400,000 votes represented by AVIVA OTWARTY FUNDUSZ EMERYTALNY AVIVA BZ WBK at this General Meeting of Shareholders accounted for 13.344582% of the total number of 32,972,182 votes represented at the said Meeting.

The number of 4,400,000 votes represented by AVIVA OTWARTY FUNDUSZ EMERYTALNY AVIVA BZ WBK at this General Meeting accounted for 9.49231% of the total number of 46,077,008 votes carried by all shares issued by "Orbis" S.A.

3) ARKA BZ WBK AKCJI FIO, which represented 2,500,000 votes out of the aggregate number of 32,972,182 votes represented at the above mentioned General Meeting.

The number of 2,500,000 votes represented by ARKA BZ WBK AKCJI FIO at this General Meeting of Shareholders accounted for 7.82149% of the total number of 32,972,182 votes represented at the said Meeting.

The number of 2,500,000 votes represented by ARKA BZ WBK AKCJI FIO at this General Meeting accounted for 5.425700% of the total number of 46,077,008 votes carried by all shares issued by "Orbis" S.A.

4) ACCOR POLSKA Spółka z o.o., which represented 2,303,849 votes out of the aggregate number of 32,972,182 votes represented at the above mentioned General Meeting.

The number of 2,303,849 votes represented by ACCOR POLSKA Spółka z o.o. at this General Meeting of Shareholders accounted for 6.987251% of the total number of 32,972,182 votes represented at the said Meeting.

The number of 2,303,849 votes represented by ACCOR POLSKA Spółka z o.o. at this General Meeting accounted for 4.999997% of the total number of 46,077,008 votes carried by all shares issued by "Orbis" S.A.

5) ARKA BZ WBK ZRÓWNOWAŻONY FIO, which represented 2,100,000 votes out of the aggregate number of 32,972,182 votes represented at the above mentioned General Meeting.

The number of 2,100,000 votes represented by ARKA BZ WBK ZRÓWNOWAŻONY FIO at this General Meeting of Shareholders accounted for 6.369005% of the total number of 32,972,182 votes represented at the said Meeting.

The number of 2,100,000 votes represented by ARKA BZ WBK ZRÓWNOWAŻONY FIO at this General Meeting accounted for 4.557588% of the total number of 46,077,008 votes carried by all shares issued by "Orbis" S.A.